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                                                                  EXHIBIT 2(b).3


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                                     Issuer

                 CORPORATIVO EN TELECOMUNICACIONES, S.A. DE C.V.

                 MAXCOM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.

                                   Guarantors

                              SERIES A AND SERIES B
                         13-3/4% SENIOR NOTES DUE 2007

                          SECOND SUPPLEMENTAL INDENTURE


                           Dated as of April 29, 2002

                              THE BANK OF NEW YORK

                                     Trustee






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         SECOND SUPPLEMENTAL INDENTURE, dated as of April 29, 2002 (the "Second
Supplemental Indenture"), among Maxcom Telecomunicaciones, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico (the "Company"), Corporativo En Telecomunicaciones, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico and subsidiary of the Company ("CET"), Maxcom Servicios Administrativos, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico and subsidiary of the Company ("MSA," and together with CET, the "Guarantors"), and The Bank of New York, a New York banking corporation, as trustee (the "Trustee").

         WHEREAS, the Company, CET and the Trustee executed an Indenture, dated as of March 17, 2000 (the "Indenture"), in respect of the Company's Series A and Series B 13-3/4% Senior Notes due 2007 (the "Notes");

         WHEREAS, the Company, each of the Guarantors and the Trustee executed a First Supplemental Indenture, dated as of May 23, 2001, pursuant to which MSA became a Guarantor under the Indenture;

         WHEREAS, Section 9.02 of the Indenture provides that modifications and amendments to the Indenture may be made and one or more indentures supplemental to the Indenture entered into by the Company and the Trustee with the consent of the holders (the "Holders") of a majority in aggregate principal amount of the Notes outstanding, except for certain specific events which require the consent of all Holders of the Notes;

         WHEREAS, the Company undertook an exchange offer and consent solicitation (the "Exchange Offer") pursuant to an exchange offer and consent solicitation offering circular dated March 14, 2002 (as amended from time to time, together with any supplement thereto, the "Offering Circular"), offering to exchange the Holders' Notes for new securities of the Company and requesting, among other things, that the Holders give their written consent to implement the amendments to the Indenture set forth in this Second Supplemental Indenture (the "Amendments");

         WHEREAS, the Company has received through the Exchange Offer the valid consents of the Holders of at least a majority in aggregate principal amount outstanding of the Notes consenting to the substance of the Amendments set forth in this Second Supplemental Indenture;


         WHEREAS, all conditions and requirements necessary to make this Second Supplemental Indenture a valid, binding, and legal instrument in accordance with the terms of the Indenture have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized;

         WHEREAS, in accordance with the terms of the Indenture, the Company has requested that the Trustee execute and deliver this Second Supplemental Indenture; and

         WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Second Supplemental Indenture.

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         NOW, THEREFORE, in consideration of the above premises, each party agrees, for the benefit of the other and for the equal and ratable benefit of the Holders of Notes, as follows:

                                   ARTICLE I

                                   AMENDMENTS

         Section 1.01 Indenture Amendments. The Indenture is hereby amended as follows:

(a) The table of contents of the Indenture is hereby amended by replacing the heading (i) "Offer to Purchase by Application of Excess Proceeds" in Section 3.09 with the heading "[Intentionally omitted]"; (ii) "SEC Reports" in Section 4.03 with the heading "[intentionally omitted]";
         (iii) "Taxes" in Section 4.05 with the heading "[intentionally omitted]"; (iv) "Limitation on Restricted Payments" in Section 4.07 with the heading "[intentionally omitted]"; (v) "Limitation on Restrictions on Distributions from Restricted Subsidiaries" in Section
         4.08 with the heading "[intentionally omitted]"; (vi) "Limitations on Indebtedness" in Section 4.09 with the heading "[intentionally omitted]"; (vii) "Limitations on Sales of Assets and Subsidiary Stock" in Section 4.10 with the heading "[intentionally omitted]"; (viii) "Limitations on Affiliate Transactions" in Section 4.11 with the heading "[intentionally omitted]"; (ix) "Limitations on Liens" in
         Section 4.12 with the heading "[intentionally omitted]"; (x) "Limitation on Business Activities" in Section 4.13 with the heading "[intentionally omitted]"; (xi) "Offer to Repurchase Upon Change of Control" in Section 4.15 with the heading "[intentionally omitted]";
         (xii) "Limitation on Sale/Leaseback Transactions in Section 4.16 with the heading "[intentionally omitted]"; (xiii) "Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries" in Section
         4.17 with the heading "[intentionally omitted]"; (xiv) "Future subsidiary guarantors" in Section 4.18 with the heading "[intentionally omitted]; and (xv) "Rating Agencies" in Section 4.19 with the heading "[intentionally omitted]".

(b) Section 1.01 of the Indenture is hereby amended to delete the following definitions:

                  "Additional Assets"
                  "Asset Disposition"
                  "Attributable Debt"
                  "Average Life"
                  "Capital Lease Obligation"
                  "Change of Control"
                  "Consolidated Cash Flow"
                  "Consolidated Interest Expense"
                  "Consolidated Leverage Ratio"
                  "Consolidated Net Income"
                  "Consolidated Net Worth"
                  "Currency Agreement"
                  "Disqualified Stock"
                  "Equity Interests"

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                  "Fair Market Value"
                  "Fixed Charge Ratio"
                  "Hedging Obligations"
                  "Incur"
                  "Indebtedness"
                  "Interest Rate Agreement"
                  "Investment"
                  "Net Available Cash"
                  "Net Cash Proceeds"
                  "Permitted Holders"
                  "Permitted Investment"
                  "Permitted Liens"
                  "Preferred Stock"
                  "Refinance"
                  "Refinancing Indebtedness"
                  "Related Business"
                  "Restricted Payment"
                  "Sale/Leaseback Transaction"
                  "Senior Indebtedness"
                  "Significant Subsidiary"
                  "Subordinated Obligation"
                  "Telecommunications Business"
                  "Temporary Cash Investments"
                  "Voting Stock"
                  "Wholly Owned Subsidiary"


(c) The definition of "Affiliate" set forth in Section 1.01 of the Indenture is amended by deleting the last sentence of such definition.

(d) The definition of "Unrestricted Subsidiary" set forth in Section 1.01 of the Indenture is amended by (A) deleting the second sentence thereof in its entirety and replacing such sentence with the words "The Board of Directors may designate any Subsidiary of the Company (including any newly formed Subsidiary) to be an Unrestricted Subsidiary" and (B) deleting the last two sentences of such definition in their entirety.

(e) Section 1.02 of the Indenture is amended by deleting all of the definition terms and corresponding sections in their entirety and replacing such terms and sections with the following:

                  "Additional Amounts" ....................... 4.20
                  "Authentication Order"...................... 2.02
                  "Covenant Defeasance"....................... 8.03
                  "Event of Default".......................... 6.01
                  "Legal Defeasance".......................... 8.02
                  "Paying Agent".............................. 2.03
                  "Registrar"................................. 2.03


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                  "Taxes"..................................... 4.20
                  "Unit Legend"............................... 2.06

(f) Section 3.03 of the Indenture is amended by (A) deleting the phrase "Subject to the provisions of Section 3.09," in the first paragraph and
         (B) deleting "at" and replacing such term with "At" at the beginning of such paragraph.

(g) Section 3.09 of the Indenture is amended by deleting the text thereof in its entirety and inserting in lieu thereof "[intentionally omitted]".

(h) Article 4 of the Indenture is amended by (A) deleting the text of Sections 4.03, 4.05, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15,
         4.16, 4.17, 4.18 and 4.19 in their entirety and inserting in lieu thereof "[intentionally omitted]" and (B) deleting the text of clauses
         (a) and (b) of Section 4.04 in their entirety and inserting in lieu thereof "[intentionally omitted]".

(i)      Section 5.01 of the Indenture is amended by (A) deleting clauses (2),
         (3) and (4) of subsection (a) thereof in their entirety and (B) deleting subsection (b) thereof in its entirety.

(j)      Sections 6.01 of the Indenture is amended by (A) deleting subsections
         (d), (f), (g), (h), (i) and (j) thereof in their entirety and (B) deleting the word "other" before the word "covenant" in subsection (e) thereof.

(k) Section 6.02 of the Indenture is amended by (A) deleting the phrase "(other than an Event of Default specified in clause (h) or (i) of Section 6.01 hereof with respect to the Company, any Significant Subsidiary or any group of Significant Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary)" and (B) deleting the third sentence of such section.

(l) Section 7.07 of the Indenture is amended by deleting from the fifth paragraph of such section the phrase "an Event of Default specified in
         Section 6.01(h) or (i) hereof occurs" and replacing such words with "the commencement of a proceeding involving the Company under any Bankruptcy Law."

(m) Section 8.03 of the Indenture is amended by (A) deleting from the first sentence thereof references to Sections 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17, 4.18 and 4.19, (B) deleting from the first sentence thereof the words "and clauses (3) and (4) of
         Section 5.01(a) hereof and (C) deleting the last sentence thereof in its entirety.

(n)      Section 8.04 of the Indenture is amended by deleting from subsection
         (d) thereof the phrase "or insofar as Sections 6.01(h) or 6.01(i) hereof is concerned at any time in the period ending in the 91st day after the date of deposit".

(o) Section 9.02 of the Indenture is amended by deleting from the first paragraph thereof the words "(including Section 3.09, 4.10 and 4.15 hereof)".

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(p)      Section 11.05 of the Indenture is amended by (A) deleting from the first sentence thereof the words "provided, that the net proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture, including without limitation
         Section 4.10 hereof" and (B) deleting the second sentence thereof in its entirety.

(q) Exhibit A1 to the Indenture is amended by (A) deleting the phrase "Except as set forth in parragraph 7 below" in paragraph 6, (B) deleting the word "the" and replacing such word with the word "The" at the beginning of paragraph 6, (C) deleting paragraph 7 in its entirety and inserting in lieu thereof "[intentionally omitted]" and (D) deleting clauses (iii), (iv), (vi), (vii) and (viii) of paragraph 12 in its entirety and inserting in lieu thereof "[intentionally omitted]".

(r) Exhibit A2 to the Indenture is amended by (A) deleting the phrase "Except as set forth in parragraph 7 below" in paragraph 6, (B) deleting the word "the" and replacing such word with the word "The" at the beginning of paragraph 6, (C) deleting paragraph 7 in its entirety and inserting in lieu thereof "[intentionally omitted]" and (D) deleting clauses (iii), (iv), (vi), (vii) and (viii) of paragraph 12 in its entirety and inserting in lieu thereof "[intentionally omitted]".

         Section 1.02 Mutatis Mutandi Effect. The Indenture, as supplemented, is hereby amended mutatis mutandi to reflect the addition or amendment of each of the defined terms incorporated in the Indenture pursuant to Section 1.01 above.

                                   ARTICLE II

                            MISCELLANEOUS PROVISIONS

         Section 2.01 Terms Defined. For all purposes of this Second Supplemental Indenture, except as otherwise defined herein, capitalized terms used in this Second Supplemental Indenture shall have the meanings ascribed to such terms in the Indenture.

         Section 2.02 Indenture. Except as amended hereby, the Indenture and the Notes are in all respects ratified and confirmed and all their terms shall remain in full force and effect. From and after the effectiveness of this Second Supplemental Indenture, any reference to the Indenture shall mean the Indenture as so amended by this Second Supplemental Indenture.

         Section 2.03 Governing Law. The internal laws of the State of New York shall govern this Second Supplemental Indenture, without regard to the principles of conflicts of law thereof.

         Section 2.04 Successors. All agreements of the Company, the Guarantor and the Trustee in this Second Supplemental Indenture, the Indenture and the Notes shall bind their respective successors and assigns. This Second Supplemental Indenture shall be binding upon each Holder of Notes and their respective successors and assigns.

         Section 2.05 Multiple Counterparts. The parties may sign multiple counterparts of this Second Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement.

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         Section 2.06 Effective Date of this Second Supplemental Indenture. This
Second Supplemental Indenture and the Amendments described in Section 1.01 hereof shall be effective pursuant to Section 9.04 of the Indenture immediately upon execution by the Company and delivery to and execution by the Trustee of this Second Supplemental Indenture.

         Section 2.07 Trustee Disclaimer. The Trustee accepts the amendment of the Indenture effected by this Second Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby amended. Without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to
(i) the validity, efficacy, or sufficiency of this Second Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company by corporate action or otherwise, or (iii) the due execution hereof by the Company and the Trustee makes no representation with respect to any such matters.

         Section 2.08 Separability Clause. In case of any clause of this Second Supplemental Indenture shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.



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                                   SIGNATURES


         IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, all as of the date first above written.

                               MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
                                     as Issuer

                               By:
                                  --------------------
                                  Name:
                                  Title:

                               CORPORATIVO EN TELECOMUNICACIONES, S.A. DE C.V.
                                     as Guarantor

                               By:
                                  --------------------
                                  Name:
                                  Title:

                               MAXCOM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.
                                     as Guarantor

                               By:
                                  --------------------
                                  Name:
                                  Title:

                               THE BANK OF NEW YORK
                                     as Trustee

                               By:
                                  --------------------
                                  Name:
                                  Title:

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